[Letterhead of]
CRAVATH, SWAINE & MOORE LLP
[New York Office]
(212) 474-1644
December 2, 2009
Symetra Financial Corporation
Registration Statement on Form S-1
File No. 333-162344
     Dear Mr. Riedler:
               Symetra Financial Corporation (the “Company”) hereby files with the Securities and Exchange Commission (the “Commission”), via EDGAR, the Company’s response to Comment No. 1 in your letter dated November 25, 2009 (the “Comment Letter”) relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-162344) (as amended, the “Registration Statement”).
               The Company is in the process of preparing an amendment to the Registration Statement, as well as a complete response letter, that will include changes to disclosures or supplemental information, as appropriate, to address comments 2-8 of the Comment Letter. However, in the meantime, the Company believes that it is important to present to the staff of the Commission (the “Staff”) its written response to Comment No. 1 of the Comment Letter in order to expedite the discussion and ultimate resolution of that comment.
               Set forth below in bold font is Comment No. 1 of the Staff contained in the Comment Letter and immediately beneath it is the Company’s response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44
Use of non-GAAP Financial Measures, page 53
1.	Please refer to your response to our prior comment number 28. You state “financial impact of the recurring items can fluctuate from period to period”. It does not appear that you reasonably believe that it is probable that the financial impact of these items will disappear or become immaterial within a near-term finite period. Please revise the filing to remove all references to these non-GAAP measures. Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website at http://sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#item10e that we issued on June 13, 2003.
     Response: The Company has reviewed Question and Answer 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on the SEC website that were issued on June 13, 2003 (“FAQ No. 8”) and Topic 8 of the SEC’s Financial Reporting Manual and respectfully disagrees with the Staff’s conclusion that Item 10(e) of Regulation S-K and FAQ No. 8 require the removal of the non-GAAP measures used by the Company in the Registration Statement.
     As FAQ No. 8 states explicitly, “... there is no per se prohibition against removing a recurring item” from a GAAP measure in presenting a non-GAAP measure, but rather “companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.”
     Moreover, FAQ No. 8 further states:
     “Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. In addition, inclusion of such a measure may be misleading absent the following disclosure:
the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
the economic substance behind management’s decision to use such a measure;
the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors. (emphasis added)”

     The Company believes that the disclosure included in the Registration Statement regarding the non-GAAP measures complies with Item 10(e) and the guidance above and is not misleading.
     With respect to the Staff’s specific comment, FAQ No. 8 does not limit the use of a non-GAAP measure to those situations where the financial impact of the item will disappear or become immaterial within a near-term finite period. Rather, while that is a helpful fact in making the determination, it is not dispositive. In any event, with respect to the items excluded in computing net operating income, while they are likely to recur in every period to some extent and the amounts thereof will continue to be unpredictable, the Company believes that it is not unreasonable to assume that the unusually large recent other-than-temporary impairments and net after-tax realized investment gains (losses) on sales of securities could return to immaterial levels such as those that prevailed prior to 2008 once the current credit and stock market crisis eases. In addition, the Company believes that it is not unreasonable to expect that accumulated other comprehensive income (“AOCI”) in many markets (including several of the historical periods shown in the Registration Statement) could be immaterial in comparison to total stockholders’ equity. Also, it is important to note that unrealized investment gains and losses that comprise AOCI generally do not result in a financial impact to net income because the Company typically expects to hold its fixed maturities to maturity and does not expect realization of such amounts. For example, for the nine months ended September 30, 2009, AOCI improved by $1,082.4 million to $29.8 million versus $(1,052.6) million at December 31, 2008. In that same period, net realized gains on sales of fixed maturities were $1.4 million (net of taxes of $0.7 million). The improvement in unrealized gains and losses did not result in significant impact to the realized gains and losses in the Company’s net income. Of course, given that the items excluded in computing these non-GAAP measures are to a large extent beyond the control of the Company, management cannot predict that they will be immaterial in any particular period.
     As also discussed in the Registration Statement, the Company presents below a description for each of the three non-GAAP measures used (net operating income, adjusted book value and operating ROAE) of how the Company believes that the current disclosure complies with Item 10(e) and is responsive to the guidance of FAQ No. 8:
A.	“The manner in which management uses the non-GAAP measure to conduct or evaluate its business.”

In the discussion of net operating income on page 54 of the Registration Statement, we say: “Our management and board of directors use net operating income to evaluate operations, including assessing the effectiveness of operating and strategic decisions, management of insurance liabilities and financial planning. For instance, we use net operating income to help determine the renewal interest rates to credit to policyholders in Retirement Services.”

In the discussion of adjusted book value on page 55, we say: “Our management and the board of directors use these measures for assessing the effectiveness of operating and strategic decisions, management of insurance liabilities, financial planning and business risk assessment. For instance, we use adjusted book value as one measure to establish growth goals and capital plans.”
In the discussion of operating ROAE on page 56, we say: “Our management and board of directors use operating ROAE to evaluate operations, including assessing effectiveness of capital deployment, financial planning and capital planning. For instance, we use operating ROAE in our financial plan to determine if we are effectively deploying capital in the upcoming year. We review our actual performance versus planned performance to assess if we are achieving desired returns on capital.” In addition, the Company’s response to Comment No. 5 in the Comment Letter will discuss that the Company’s bonuses for 2008 were determined in part based on a comparison of its operating ROAE in relation to the average operating ROAE for a variety of life insurance company peers.

B.	“The economic substance behind management’s decision to use such a measure.”

In the discussion of net operating income on pages 53-54 of the Registration Statement, we say: “We believe that the presentation of net operating income, as we measure it for management purposes, enhances understanding of the results of operations by highlighting the underlying performance of our insurance operations. Certain net realized investment gains (losses), even though they are recurring items, are driven by investment decisions and external economic developments unrelated to the insurance and underwriting aspects of our business. These net realized gains (losses) may mask the trends in core business performance. By disclosing net operating income in addition to net income, we aim to provide our investors with a view into the performance of our operations that might otherwise be masked by unrelated factors.”

In the discussion of adjusted book value on page 55, we say: “We believe that adjusted book value is useful for evaluating our financial condition because it excludes AOCI, which is primarily composed of the net unrealized gains (losses) on our fixed maturities, net of taxes. The amount of AOCI primarily fluctuates based on factors outside of our control, including the impact of credit market conditions and other economic factors on the fair value of our fixed maturities. The fair value of fixed maturities can change significantly depending on the movement of interest rates and the credit spreads. ... We purchase fixed maturities to back insurance liabilities of similar duration and we typically expect to hold our fixed maturities to maturity using the principal and interest cash flows to pay our insurance liabilities over time. Therefore, we do not expect to realize the unrealized gains (losses) in our AOCI balance.”

In the discussion of operating ROAE on page 56, we say: “We believe that analysis of operating ROAE enhances understanding of the efficiency with which we deploy our capital and provides an enhanced view of the performance of the insurance and underwriting aspects of our business. ... We could ... produce a high ROE in a given period, despite poor performance, if we have significant unrealized losses in our investment portfolio reducing our stockholders’ equity and, therefore, increasing ROE.”

C.	“The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure and the manner in which management compensates for these limitations when using the non-GAAP financial measure.”

In the discussion of net operating income on page 54 of the Registration Statement, we say: “The adjustments made to derive net operating income are important to understanding our overall results from operations and, if evaluated without proper context, net operating income possesses material limitations. As an example, we could produce a low level of net income in a given period, despite strong operating performance, if in that period we generate significant net realized losses from our investment portfolio. We could also produce a high level of net income in a given period, despite poor operating performance, if in that period we generate significant net realized gains from our investment portfolio. As a result, management compensates for these limitations by also considering net income when evaluating the financial performance of the Company. ... Because one of the limitations of net operating income is that it excludes the net realized investment gains (losses) described above, our management and board of directors also separately review net realized investment gains (losses) in connection with their review of our investment portfolio.”

In the discussion of adjusted book value on page 55, we say: “However, adjusted book value is not a substitute for stockholders’ equity determined in accordance with GAAP and only considering adjusted book value on its own would present material limitations to an analysis of our financial condition. For example, AOCI may deteriorate due to higher interest rates, credit spreads and issues specific to particular investments. By not considering the size of gross unrealized losses within AOCI, an investor may fail to appreciate the current size of losses that could be realized if we became forced to sell our available-for-sale securities. As a result, when evaluating our financial condition, we compensate for these limitations by also considering stockholders’ equity and the unrealized losses on invested assets, which are provided in our investment disclosures.”

In the discussion of operating ROAE on page 56, we say: “However, operating ROAE has material limitations and should not be considered on its own. As an example, we could produce a high operating ROAE in a given period, despite poor overall performance, if in that period we generate significant net realized losses from our investment portfolio. We could also produce a high ROE in a given period, despite poor performance, if we have significant unrealized losses in our investment portfolio reducing our stockholders’ equity and, therefore, increasing ROE. To compensate for these limitations, we consider operating ROAE in tandem with ROE.”
D.	“The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.”

In the discussion of net operating income on pages 53-54 of the Registration Statement, we say: “We believe that the presentation of net operating income, as we measure it for management purposes, enhances understanding of the results of operations by highlighting the underlying performance of our insurance operations. Certain net realized investment gains (losses), even though they are recurring items, are driven by investment decisions and external economic developments unrelated to the insurance and underwriting aspects of our business. These net realized gains (losses) may mask the trends in core business performance. By disclosing net operating income in addition to net income, we aim to provide our investors with a view into the performance of our operations that might otherwise be masked by unrelated factors.”

In the discussion of adjusted book value on page 55, we say: “We believe that adjusted book value is useful for evaluating our financial condition because it excludes AOCI, which is primarily composed of the net unrealized gains (losses) on our fixed maturities, net of taxes. The amount of AOCI primarily fluctuates based on factors outside of our control, including the impact of credit market conditions and other economic factors on the fair value of our fixed maturities. The fair value of fixed maturities can change significantly depending on the movement of interest rates and the credit spreads. ... We purchase fixed maturities to back insurance liabilities of similar duration and we typically expect to hold our fixed maturities to maturity using the principal and interest cash flows to pay our insurance liabilities over time. Therefore, we do not expect to realize the unrealized gains (losses) in our AOCI balance.”

In the discussion of operating ROAE on page 56, we say: “We believe that analysis of operating ROAE enhances understanding of the efficiency with which we deploy our capital and provides an enhanced view of the performance of the insurance and underwriting aspects of our business.”
     In addition to the foregoing discussion, which we believe demonstrates the Company’s compliance with Item 10(e) and FAQ No. 8, the Company also would suggest that it is not seeking to use disclosures that are substantively different from those used by other registrants. To cite an example:
     MetLife, Inc. In its Form 10-Q for the period ended September 30, 2009, MetLife disclosed “operating earnings,” which is defined as “GAAP net income (loss) available to MetLife, Inc.’s common shareholders, excluding net investment gains (losses); adjustments related to net investment gains (losses); adjustments related to net investment gains (losses) of consolidated entities and operating joint ventures reported under the equity method of accounting and the impact of MetLife’s credit spread; adjustments related to acquisition costs incurred to effect a business combination after January 1, 2009; and discontinued operations other than discontinued real estate, all net of income tax.” The Company believes that this measure is analogous to the Company’s measure of “net operating income.”
     In citing this example, the Company does not mean to suggest that it is justified in using non-GAAP measures in its Registration Statement merely because other registrants currently use non-GAAP measures in their periodic reports. Rather, the Company is suggesting that the use of non-GAAP measures is not uncommon in its industry, that such measures are familiar to investors in the insurance industry and are used for comparability purposes, and, as long as they are accompanied by complete disclosure as to how they are used by management and of their material limitations, that such measures can be useful supplements to the comparable GAAP measures and are not misleading.
**************
     To summarize, the Company believes that the disclosure included in the Registration Statement regarding the non-GAAP measures complies with Item 10(e) and the guidance above and has met the burden suggested by FAQ No. 8 by providing investors with clear, balanced information about both the usefulness and the limitations associated with these non-GAAP measures. The non-GAAP measures presented in the Registration Statement are used by management and the board of directors to measure the Company’s performance and therefore provide useful information to current investors and potential future investors that is critical to an assessment of the Company’s performance. As pointed out above, these measures are used in the determination of management compensation and thus, provide insight as to how management is motivated and where management’s focus might be. In addition, these measures have been particularly meaningful when making operating and strategic decisions and evaluating the effectiveness of those decisions as well as the Company’s deployment of capital.
     The Company believes that merely discussing after-tax net realized investment gains (losses) and AOCI in MD&A and other portions of the Registration Statement in isolation, without actually referring to the non-GAAP measures used by management, would deprive investors of clear, concise, intuitive disclosure. The Company also fully expects to refer to these terms in its communications with investors in the future, and it would be unfortunate for investors if the Company is not permitted to use them in the Registration Statement. As illustrated above, the Company believes that its competitors routinely use measures similar to the non-GAAP measures used in the Registration Statement, and, if the Company is not permitted to use them in the Registration Statement, it would be placed at a disadvantage to its competitors.
     Because the Company would like to be in a position to access the markets in the near future, it considers it very important to resolve this comment at the earliest possible time. As a result, the Company respectfully requests to have a telephone conference call with appropriate Staff members, including Daniel Greenspan and Jeffrey Riedler (and, if appropriate, other senior Staff members of the Division), if possible by midday on Friday, December 4th, in order to discuss the Staff’s comment and the Company’s response contained in this letter. We will contact Jennifer Riegel to try and identify a mutually convenient time.
     Thank you for your attention and consideration. The Company is grateful to the Staff for its diligent review of the Registration Statement and looks forward to a constructive dialogue with the Staff in resolving all outstanding comments.

               Please contact the undersigned at (212) 474-1644, or, in my absence, D. Scott Bennett at (212) 474-1132, with any questions or comments you may have regarding this letter.
Very truly yours,
/s/ William J. Whelan III
William J. Whelan III
Mr. Jeffrey Riedler
     Assistant Director
          U.S. Securities and Exchange Commission
               Division of Corporation Finance
                    100 F Street, N.E.
                         Washington, DC 20549
FEDEX
Copies to:
Ms. Jennifer Riegel
     Staff Attorney
          U.S. Securities and Exchange Commission
               Division of Corporation Finance
                    100 F Street, N.E.
                         Washington, DC 20549
FEDEX
Mr. George C. Pagos
     Symetra Financial Corporation
          777 108th Avenue NE, Suite 1200
               Bellevue, WA 98004
FEDEX